STARFIELD RESOURCES INC.
(An Advanced Exploration Company)

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements; they must be accompanied by a notice indicating that the consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by, and are the responsibility of, the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Consolidated Balance Sheets
As at August 31, 2010 and February 28, 2010
(unaudited, in thousands of Canadian dollars)

	August 31,	February 28,
	2010	2010

ASSETS
Current Assets
Cash	$2,679	$3,581
Accounts receivable	153	220
Prepaid expenses and deposits (Note 3)	535	486
Total current assets	3,367	4,287

Mineral properties (Note 4)	126,414	124,172
Equipment (Note 5)	340	390
Total assets	$130,121	$128,849

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$1,550	$674
Total current liabilities	1,550	674

Deferred compensation (Note 8)	-	385
Future income tax liability	9,598	9,944

SHAREHOLDERS' EQUITY
Share capital	138,642	136,660
Contributed surplus	13,373	13,024
Warrants	1,209	1,020
Deficit	(34,251)	(32,858)
Total shareholders' equity	118,973	117,846
Total liabilities and shareholders' equity	$130,121	$128,849

Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 9)

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC. - 2

Consolidated Statements of Operations and Comprehensive Loss
For the three and six months ended August 31, 2010 and August 31, 2009
(unaudited, in thousands of Canadian dollars except loss per share)

	Three months ended		Six months ended
	August 31,		August 31,
	2010	2009	2010	2009

Expenses
General and administrative
Consulting	$21	$-	$51	$5
Directors' fees	56	69	113	123
Investor relations	75	40	80	55
Legal and audit	116	55	178	79
Compensation	115	114	225	268
Rent and office services	115	90	225	224
Transfer and regulatory fees	5	24	25	60
Travel and conferences	19	-	46	38
	522	392	943	852

Amortization of equipment	20	28	39	55
Foreign exchange loss	142	-	92	-
Stock-based compensation (Note 7 & Note 8)	123	85	284	230
Interest income	(5)	-	(54)	(10)

Loss before income taxes	802	505	1,304	1,127

Income and capital taxes	200	-	450	-

Future income tax expense (recovery)	(291)	(106)	(361)	(227)

Net loss and comprehensive loss for the period	$711	$399	$1,393	$900

Basic and diluted net loss per share	$0.00	$0.00	$0.00	$0.00

Weighted average number of shares outstanding	546,003	332,686	533,958	332,686
The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC. - 3

Consolidated Statements of Cash Flow
For the three and six months ended August 31, 2010 and August 31, 2009
 (unaudited, in thousands of Canadian dollars)

	Three months ended		Six months ended
	August 31,		August 31,
	2010	2009	2010	2009

OPERATING ACTIVITIES
Net loss for the period	$(711)	$(399)	$(1,393)	$(900)
Non-cash charges (credits) to earnings:
Future income tax expense (recovery)	(221)	(106)	(346)	(227)
Amortization of equipment	20	28	40	55
Stock based compensation expense	146	85	300	230
Unrealized change on deferred compensation	(38)	-	(32)	-
Changes in non-cash working capital:
Decrease / (increase) in accounts receivables	88	13	67	698
Decrease in prepaid expenses and deposits	(88)	(91)	(49)	(32)
Decrease in deferred acquisition costs	-	(324)	-	(324)
Decrease in accounts payable and accrued liabilities	306	187	474	(539)
Increase / (decrease) in deferred compensation	1	-	(133)	-
Net cash used in operating activities	(497)	(607)	(1,072)	(1,039)

INVESTING ACTIVITIES
Mineral properties	(1,388)	(682)	(2,001)	(1,896)
Net cash used in investing activities	(1,388)	(682)	(2,001)	(1,896)

FINANCING ACTIVITIES
Issuance of shares	2,385		2,385
Expiration of warrants	-	-	(1)	-
Repayment of capital lease obligations	-	(21)	-	(49)
Share issue costs	(182)	-	(213)	-
Net cash provided by financing activities	2,203	(21)	2,171	(49)

Decrease in cash	318	(1,310)	(902)	(2,984)
Cash at beginning of period	2,361	2,225	3,581	3,899

Cash at end of period	$2,679	$915	$2,679	$915

Supplemental Disclosures
Interest received	$(49)	$-	$(54)	$(10)
Income taxes paid	$-	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC. - 4

Consolidated Statements of Changes in Shareholders’ Equity
For the three and six months ended August 31, 2010 and August 31, 2009
 (unaudited, in thousands of Canadian dollars)

	August 31, 2010		August 31, 2009
	Number	Amount	Number	Amount
Share Capital

Authorized
Unlimited common shares, no par value
Unlimited number of First Preferred shares
Unlimited number of Second Preferred shares

Issued
Common Shares
Balance at beginning of period	521,912,607	$136,660	332,685,899	$120,918
Capital stock issued:	28,054,704	2,385
Transfer of capital stock
Transfer to warrants on issuance of warrants	-	(190)	-	-
Share issuance costs		(213)	-	-
Balance at end of period	549,967,311	138,642	332,685,899	120,918

Contributed surplus
Balance at beginning of period		13,024		12,341
Stock based compensation expense (Note 7)		348		266
Expiration of warrants		1
Balance at end of period		13,373		12,607

Warrants
Balance at beginning of period	27,359,102	1,020	1,207,100	751
Issued	15,850,907	190	-	-
Expired	(1,124,000)	(1)	-	-
Balance at end of period	42,086,009	1,209	1,207,100	751

Deficit
Balance at beginning of period		(32,858)		(28,968)
Net loss		(1,393)		(900)
Balance at end of period		(34,251)		(29,868)
Shareholders' equity at end of period		$118,973		$104,408

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC. - 5

Notes to the Consolidated Financial Statements
For the six months ended August 31, 2010
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

1.         Nature and Continuance of Operations

Starfield Resources Inc. (“Starfield” or “the Company”) was incorporated under the Business Corporations Act (Alberta, Canada). The Company’s major business activity is the exploration and development of mineral properties in North America.

The Company is an advanced exploration company. Starfield owns a 100% undivided interest in the Ferguson Lake nickel-copper-platinum-palladium-cobalt property located in Nunavut, Canada (Note 4). Through a joint venture agreement with Thanda Resources Inc. (“Thanda”), the Company has also commenced an exploration program for diamonds on several parts of the Ferguson Lake property.

Starfield completed the acquisition of Nevoro Inc. (“Nevoro”) on October 8, 2009. The three primary assets acquired in the acquisition are as follows:

•
the Stillwater Project, a nickel-copper-cobalt and chromium property located in Montana, USA, adjacent to the Stillwater Platinum Mine, one of the world’s highest grade and largest producers of platinum group metals;

•	the Moonlight Project, a copper-silver property located in California, and
•
a portfolio of Nevada gold properties located in a historic high-grade mining district. The exploration on one of these properties is conducted in conjunction with Golden Predator Mines US, Inc. (“Golden Predator”) who has the opportunity to earn-in an initial 51% interest in the property by spending US$1.5 million on any or all of the properties by January 2012.

Given seasonal variation in weather, a great proportion of exploration and property spending is typically incurred in the second and third quarters of the fiscal year.

As an advanced exploration company, the Company’s income is limited to interest income and other incidental income. The Company continues to be dependent upon its ability to finance its exploration programs through financing activities that may include issuances of additional debt or equity securities. The recoverability of the carrying value of exploration projects, and ultimately, the Company’s ability to continue as a going concern, is dependent upon the existence and economic recovery of mineral reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability to raise long-term financing to complete the development of the properties, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest in the underlying mineral claims on an advantageous basis, all of which are uncertain.  Management believes that it will be able to secure the necessary financing through a combination of the issue of new equity or debt instruments, the entering into of joint venture agreements or the exercise of warrants for the purchase of common shares.  However, there is no assurance that the Company will be successful in these actions.  These financial statements do not reflect the adjustments, which could be material, to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate.

2.         Summary of Significant Accounting Policies

Basis of presentation

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial information. Certain information and disclosures normally required to be included in notes to annual financial statements have been condensed or omitted. In the opinion of management, all adjustments considered necessary for fair presentation have been included.  Operating results for the three and six months ended August 31, 2010 may not necessarily be indicative of the results that may be expected for the year ending February 28, 2011.

STARFIELD RESOURCES INC. - 6

Notes to the Consolidated Financial Statements
For the six months ended August 31, 2010
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

The financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended February 28, 2010. The disclosures provided below are incremental to those included with the annual audited financial statements. The financial statements should be read in conjunction with the annual audited financial statements and the notes thereto for the year ended February 28, 2010.

3.	Prepaid Expenses and Deposits

	August 31,	February 28,
	2010	2010
Deposits - property leases	$274	$274
Prepaid insurance	153	100
Other	108	112
	$535	$486

Deposits consist of $274 on deposit with the Kivalliq Inuit Association as reclamation, wildlife and environmental bonds.

4.	Mineral Properties

	Ferguson Lake	Stillwater	Moonlight	Nevada		February 28,
As at August 31, 2010	Project	Project	Project	Projects	Total	2010
Property acquisitions and maintenance costs
Balance, beginning of period	$2,988	$9,262	$4,630	$1,000	$17,880	$2,694
Nevoro acquisition	-	-	-	-	-	14,892
Maintenance	117	92	61	-	270	294
Balance, end of period	$3,105	$9,354	$4,691	$1,000	$18,150	$17,880

Exploration costs
Balance, beginning of period	$106,144	$44	$104	$-	$106,292	$102,685
Compensation (Note 8 & Note 9)	441	85	54	-	580	1,530
Air support including helicopter moves	171	-	-	-	171	133
Diamond drilling	8	15	-	-	23	127
Camp support costs, including fuel	83	53	56	-	191	421
Diamond exploration program	4	-	-	-	4	636
Recovery of diamond exploration program expenses	(4)	-	-	-	(4)	(636)
Analytical and geophysical services	609	117	281	-	1,007	1,396
Balance, end of period	$107,456	$314	$495	$-	$108,264	$106,292

Mineral properties	$110,561	$9,668	$5,186	$1,000	$126,414	$124,172

a)         Ferguson Lake

The Company owns a 100% undivided interest in the Ferguson Lake nickel-copper-platinum-palladium-cobalt property, subject to a 3% net smelter royalty (“NSR”) on mineral production, a 3% gross overriding royalty on diamond production and a $50 annual advance NSR payment. The Company has the right to purchase 1% of the 3% NSR for $1,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

STARFIELD RESOURCES INC. - 7

Notes to the Consolidated Financial Statements
For the six months ended August 31, 2010
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

On October 5, 2009, the Company announced that it has signed a joint venture agreement with Thanda Resources Inc. (“Thanda”) to develop Starfield’s previously identified diamond potential at the Ferguson Lake Project in Nunavut. The agreement gives Thanda the right to earn an initial 50% participating interest in a joint venture (that will focus on the exploration and development of the diamond potential at the Ferguson Lake property) by incurring cumulative exploration expenses of $6.5 million over a three year period. These expenditures must be incurred as follows:

Months 1 - 15	$2.0 million
Months 16 - 24	$2.5 million
Months 25 - 30	$2.0 million

After the initial $6.5 million investment, Thanda may choose to commence a prefeasibility study. Upon completion of a prefeasibility study, Starfield may choose to either retain a 30% interest in the project by paying its pro-rata share of the costs of the prefeasibility study and future development, or convert to a 3% gross revenue royalty.

b)         Stillwater Project

The Company holds the Stillwater Project consisting of the Basal Zone Lease Agreement, executed January 1, 2004, and the Mountain View Lease Agreement signed February 1, 2004. An additional 9,680 acres was added in August 2009 through a purchase and sale agreement with Beartooth Platinum Corporation.

The Basal Zone Lease Agreement leases the Company mineral claims, and expires January 1, 2014. The Company is required to make the following payments pursuant to the lease agreement - US$1.5 per month from the third anniversary of the date of execution and US$2 per month from the sixth anniversary of the date of execution until the end of the lease.

Under the Basal Zone Lease Agreement, a 2% production royalty is payable by Starfield on the sales of ores and concentrates; a 2% NSR applies if the ore/concentrate is sold to a mill, smelter or refinery or 2% of net income applies if the ore/concentrate is not sold to a mill, smelter or refinery. If there is a federal royalty imposed on any sales, then 50% of such federal royalty will be offset against the production royalty payable by Starfield.

The Mountain View Lease Agreement leases the Company mineral claims for 10 years expiring February 1, 2014. If the Company wishes to extend the primary term of the lease, then the Company must pay US$50. Upon the commencement of construction of a mine, the Company must pay a US$500 advance royalty, 50% of which will be credited against future production royalties. A 2% production royalty is payable by Starfield on the sale of ore and concentrate, a 2% NSR applies if the ore/concentrate is sold to a mill, smelter or refinery or 2% of net income applies if the ore/concentrate is not sold to a mill, smelter or refinery.

In addition, the Company has signed an agreement to lease with an option to acquire, the Benbow chromite mine which is adjacent to the Stillwater project in Montana. The mine would be acquired under a Lease with Option to Purchase from Benbow Mine, Limited Liability Partnership, (the “Owner”). The basic lease is for 25 years expiring July 14, 2033, unless the agreement is terminated, cancelled or extended. The terms of the agreement call for a signing bonus of US$50, with payments of US$50 on each of the first through fifth anniversaries, US$75 on each of the sixth through tenth anniversaries, US $100 on the eleventh and each subsequent anniversary of the effective date (“the Minimum Payments”). A 5% production royalty would be paid to the Owner, based on net proceeds from the production and sale of minerals from the property. The Minimum Payments shall constitute advance payments of the royalty on the property and shall be credited in the Company’s favor against royalty payment obligations.

STARFIELD RESOURCES INC. - 8

Notes to the Consolidated Financial Statements
For the six months ended August 31, 2010
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

The Company has the option to purchase the Benbow mine property for US$5,000. If the option to purchase is exercised after the fifth anniversary, but before the tenth anniversary, the purchase price will be US$10,000. Alternatively, the Company has the option to purchase an undivided fifty percent interest in the property for US$5,000, subject to its right to purchase additional portions of ownership of and title to the property in increments representing 5% of the entire undivided ownership for US$500 for each such increment.

c)         Moonlight Project

The Moonlight Project is comprised of the Diane Claims, Teagan Claims and California- Engels Claims:

Diane Claims

In 2005, the Company entered into an assignment agreement to acquire an option to purchase an undivided 100% interest in the Diane 1 to Diane 8 mineral claims in Plumas County, California, U.S.A., subject to a ‘purchasable’ 2% NSR. The Company has the remaining obligation to two assignors and the vendor through an annual payment of US$20, and payment of the annual lease fees for each claim.  The agreement may be terminated by the Company at any time by giving written notice provided that the Company has to pay the related taxes to maintain the claims in good standing for 12 months from the date of termination.

Teagan Claims

The Company holds a 100% interest in certain claims, located in Plumas County, California, U.S.A.

California-Engels Claims

In 2006, the Company entered into an exploration agreement, which contained an option to lease and purchase the underlying properties, enabling the Company to explore and purchase patented and fee lands that are located near the Company’s Moonlight Project, subject to a 2% NSR that is capped at US$25,000. Under the terms of the agreement, the Company is required to make annual payments of US$20.

The Company is also required to issue 139,200 common shares upon completion of a bankable feasibility study and upon construction of a mill. The Company may purchase the property at any time for US$10,000 or by issuing 696,000 common shares and paying an annual US$60 advance royalty.

d)         Nevada Properties

Starfield holds a portfolio of eight properties (St. Elmo, Dome Hill, Silver King, Eagleville, Jenny Hill, Germany Canyon, Cedar and Stealth), located in a historic high-grade mining district. All are located in the state of Nevada except for Dome Hill which straddles the Nevada-California border.

On July 6, 2009, the Company signed an agreement with Golden Predator Mines US Inc., a wholly owned Nevada subsidiary of Golden Predator Royalty and Development (“Golden Predator”), in which Golden Predator can acquire up to a 75% interest in Starfield’s portfolio of eight Nevada properties. Starfield will be subject to various lease and royalty commitments if the Company chooses to retain these properties.  On February 10, 2010, the Company amended its agreement with Golden Predator where Golden Predator can acquire up to a 75% interest in only one of Starfield’s Nevada properties.

Golden Predator can earn an initial 51% interest in the property by spending US$1.5 million on the property within 30 months of the signing of a definitive Exploration and Option to Joint Venture Agreement (EOJV). Golden Predator will assume the obligations of the Company in any underlying property agreements and the payment of Bureau of Land Management claim maintenance fees. Upon completion of the initial 51% earn-in, Golden Predator can earn an additional 24% interest in the property, (thereby increasing its interest to 75%) by spending an additional US$3 million dollars during the three year period following the initial earn-in.

STARFIELD RESOURCES INC. - 9

Notes to the Consolidated Financial Statements
For the six months ended August 31, 2010
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

5.	Equipment

	August 31, 2010			February 28, 2010
			Net			Net
		Accumulated	book		Accumulated	book
	Cost	amortization	value	Cost	amortization	value

Furniture and fixtures	$335	$200	$135	$335	$185	$150
Exploration equipment	366	304	62	366	294	72
Equipment under capital lease	578	435	143	578	410	168
	$1,279	$939	$340	$1,279	$889	$390

6.	Financing

On December 22, 2009, the Company issued 22,615,732 flow-through common shares at a price of $0.105 per share for gross proceeds of $2,375. A portion of the proceeds was allocated to the broker warrants issued as described below. The Company paid issuance costs of $190, with a future tax impact of $51.

On December 31, 2009, the Company issued 4,761,904 flow-through common shares at a price of $0.105 per share for gross proceeds of $500. A portion of the proceeds was allocated to the broker warrants issued as described below. The Company paid issuance costs of $79, with a future tax impact of $21.

On January 13, 2010, the Company issued 13,700,000 common shares at a price of $0.095 per share for gross proceeds of $1,302. A portion of the proceeds was allocated to the broker warrants issued as described below. The Company paid issuance costs of $181, with a future tax impact of $49.

As part of the equity financings outlined above, the Company issued 2,670,046 broker warrants, which entitle the holder to purchase one common share at prices between $0.095 and $0.12 for up to two years from the date of issuance.  A relative fair value calculation was used to determine the carrying value of the warrants. The 2,670,046 broker warrants were assigned a fair value of $41. The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions:

Risk-free interest rate	1.34 - 1.47%
Expected life of warrants	2 years
Annualized volatility	98.55 - 98.63%
Dividend rate	0.00%

In aggregate, the Company issued a total of 41,077,636 common shares for gross proceeds of $4,136 and 2,670,046 broker warrants with proceeds of $41. The total issuance costs were $450 with a future tax impact of $121.

On June 11, 2010, the Company completed a private placement of 28,054,704 units of the Company at a price of $0.085 per unit for total proceeds of $2,385.  Each unit consists of one flow-through share and one half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.15 for 12 months from the closing date.  The Company paid issuance costs of $174 and issued 1,823,555 broker warrants exercisable at $0.085 in connection with the offering.

STARFIELD RESOURCES INC. - 10

Notes to the Consolidated Financial Statements
For the six months ended August 31, 2010
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

The warrants were assigned a fair value of $190. The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions:

Risk-free interest rate	1.21 - 1.78%
Expected life of warrants	1 -2 years
Annualized volatility	92.12 - 114.28%
Dividend rate	0.00%

7.	Stock Options

The Company has a stock option plan whereby, from time to time, at the discretion of the board of directors, stock options are granted to directors, officers and certain consultants enabling them, as a group, to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the closing market price of the Company’s common stock on the date prior to the grant date less an applicable discount. The options can be granted for a maximum term of 10 years and vest at the discretion of the board of directors. Options vest equally with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

Stock options transactions are summarized as follows:
	Six months ended		Twelve months ended
	August 31, 2010		February 28, 2010
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	(000's)	price	(000's)	price
Balance at beginning of period	41,712	$0.56	19,428	$0.97
Granted	400	0.10	10,800	0.11
Nevoro acquisition	-	-	15,384	0.49
Exercised	-	-	-	-
Cancelled or expired	-	-	(3,900)	1.48
Balance at end of period	42,112	$0.56	41,712	$0.56

The following stock options were outstanding at August 31, 2010:

	Options outstanding			Options exercisable
Exercise price per share	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exerciseable	Weighted average exercise price
$0.09 - $0.25	11,791,500	4.31	0.11	5,941,500	$0.11
$0.26 - $0.50	10,447,124	1.15	0.30	10,447,124	0.30
$0.51 - $1.00	10,638,740	0.52	0.58	10,638,740	0.58
$1.01 - $1.50	4,385,000	2.12	1.11	4,385,000	1.11
$1.50 - $2.00	4,850,000	1.99	1.68	4,850,000	1.68
	42,112,364	2.07	$0.56	36,262,364	$0.63

During the six months ended August 31, 2010, the Company granted 400,000 stock options (August 31, 2009 - nil) with a fair value of $16 (August 31, 2009 - $nil) to directors, employees and consultants. The Company recognized $348 in stock-based compensation with a corresponding credit to contributed surplus on the balance sheet, of which $45 was capitalized to the compensation category under mineral properties (August 31, 2009 -$266, $212 capitalized). The compensation recognized was calculated using the Black-Scholes option pricing model. The weighted average fair value of options granted during the current quarter was $0.04 (August 31, 2009 - nil).

STARFIELD RESOURCES INC. - 11

Notes to the Consolidated Financial Statements
For the six months ended August 31, 2010
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

The estimated value of the options granted will be recognized over the vesting period. As at August 31, 2010, there is $215 (August 31, 2009 - $33) remaining to be charged to earnings or capitalized to mineral properties in future periods relating to stock option grants.

8.	Deferred Compensation

On March 1, 2009, the Company established a Compensation Plan for employees and directors. The plan provides for the issuance of units which mirror the value of the Company’s publicly-traded common shares. Each unit is equivalent in value to the fair market value of a common share of the Company on the date of award. The value of each award is charged to compensation expense over the period of vesting and a corresponding liability is established on the balance sheet. The outstanding units are marked-to-market at the end of each period.

Under the plan, eligible employees and directors, as determined by the Board of Directors, will receive a portion of their compensation in deferred compensation units (“DCUs”) in lieu of a cash payment. Eligible employees and directors agreed to reduce their base compensation to fund their portion of the DCUs. The DCUs vest on a monthly basis and are redeemable in cash beginning March 1, 2010 or when the individual ceases to be employed by the Company. The employee DCUs are matched by Starfield. The Company’s matching DCUs vest equally on March 1, 2010 and March 1, 2011. All DCUs will be redeemed at fair market value by March 1, 2011.

During the six months ended August 31, 2010, $75 was recorded to stock-based compensation expense, of which $57 was capitalized to mineral properties (August 31, 2009 - $379, $186 capitalized). 1,403,743 DCUs were redeemed during the six months ended August 31, 2010. The outstanding DCUs were marked-to-market at August 31, 2010, and as a result, $151 was credited to stock-based compensation expense, due to the decrease in Starfield’s share price, of which $98 was credited to mineral properties (August 31, 2009 - $35, $17 capitalized).

At August 31, 2010, deferred compensation was classified as a current liability and included in accounts payable and accrued liabilities.

The following is a continuity of the DCUs for the periods indicated:

	Six months ended		Twelve months ended
	August 31, 2010		February 28, 2010

	Number	Amount	Number	Amount
Balance at beginning of period	4,052,052	$385	-	$-
Issued	-	75	4,052,052	758
Redeemed	(1,403,743)	(133)	-	-
Mark-to-market adjustment	-	(151)	-	(373)
Balance at end of period	2,648,309	$176	4,052,052	$385

STARFIELD RESOURCES INC. - 12

Notes to the Consolidated Financial Statements
For the six months ended August 31, 2010
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

9.	Commitments and Contingencies

Leases

The Company entered into a lease for its corporate office in Toronto which expires October 31, 2013.  Minimum annual rents are $182 (August 31, 2009 - $176). The total minimum obligation remaining under this lease is $589 (August 31, 2009 - $768). The Company has taken over Nevoro’s lease for its former Toronto office which expires September 30, 2011. Minimum annual rents are $83.  This property has been sub-leased.

The Company entered into a 5 year commercial lease within its Ferguson Lake property which expires in July 2012. Minimum annual rents are $96.

The minimum lease payments on the leases are as follows:

The minimum lease payments on the new leases are as follows:

2011	$133
2012	329
2013	187
2014	126
$775

10.	Segmented Information

The Company has one operating segment, which is the exploration and development of exploration properties. Geographic segmentation of the Company’s assets is as follows:

As at	August 31, 2010		February 28, 2010
	Canada	USA	Canada	USA

Cash	$2,679	$-	$3,581	$-
Accounts receivable	153	-	220	-
Prepaid expenses and deposits	509	26	460	26
Mineral properties	110,561	15,853	109,132	15,040
Equipment	340	-	390	-
	$114,242	$15,879	$113,783	$15,066

11.	Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the advanced exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and development, and pay for administrative costs, the Company will spend its existing working capital, and raise additional amounts as needed. The Company will continue to assess new properties, from time to time, and to acquire an interest in additional properties if it considers there to be sufficient geologic or economic potential, and if it has adequate financial resources to do so.  Companies in this stage typically rely upon equity financing or joint venture partnerships to fund the advancement of projects.  The current financial markets are very difficult and there is no certainty with respect to the Company’s ability to raise capital.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the six months ended August 31, 2010.  The Company is not subject to externally imposed capital requirements.

STARFIELD RESOURCES INC. - 13